MSH Enterprises Corp.

Balance Sheet

As of May 2, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Seller Account	1,158.35
BoA Checking- 5281	-107.26
Chase Checking (3322)	66,752.56
Michael Brown	73.81
PayPal Bank	10,192.60
Total Bank Accounts	**$78,070.06**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory	35,176.49
Payments to deposit	2,177.42
Uncategorized Asset	2,836.29
Total Other Current Assets	**$40,190.20**
Total Current Assets	**$118,260.26**
TOTAL ASSETS	**$118,260.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
BoA CORP CC - 7955	-132,662.16
BoA CC - 3883	131,883.58
Total BoA CORP CC - 7955	**-778.58**
Chase - CC 6492	59,278.96
Chase CC -5881	0.00
Chase CC MSH (2756)	40,453.18
Total Credit Cards	**$98,953.56**
Other Current Liabilities	
Florida Department of Revenue Payable	1,376.52
Loan from Owner	202,908.99
Out Of Scope Agency Payable	5.95
Pennsylvania Department of Revenue Payable	6.42
Total Other Current Liabilities	**$204,297.88**
Total Current Liabilities	**$303,251.44**

MSH Enterprises Corp.

Balance Sheet

As of May 2, 2025

	TOTAL
Total Liabilities	**$303,251.44**
Equity	
Opening balance equity	0.00
Owner's draws	-21,601.10
Retained Earnings	-579,514.38
Shareholder Investment	438,045.31
Net Income	-21,921.01
Total Equity	**$ -184,991.18**
TOTAL LIABILITIES AND EQUITY	**$118,260.26**